Exhibit 8.1
Subsidiaries of DoubleDown Interactive Co., Ltd.

The following table sets forth the name and jurisdiction of incorporation of each of our subsidiaries:

Legal Name of the Subsidiary	Jurisdiction of Incorporation	Percentage of Beneficial Ownership
DoubleDown Interactive LLC	Nevada	100%
SuprNation AB	Sweden	100%
Double8 Games Co., Ltd.	Republic of Korea	100%
SuprClick Limited	Malta	100%
SuprHoldings Limited	Malta	100%
SuprPay Limited	Malta	100%
SuprPlay Limited	Malta	100%
Red Sea Media Limited*	Malta	50%
SuprMedia Limited	Gibraltar	100%
SuprIsle Limited	Isle of Man	100%
SuprIsle Services Limited	Isle of Man	100%
WHOW Games GmbH	Germany	100%
WHOW Marketing GmbH	Germany	100%
PlayCade Interactive GmbH	Germany	100%
* We hold 50% of the voting power in Red Sea Media Limited and have decision-making authority over its management through the substantive control of its board of directors.